Exhibit 99.1

2021 SECOND QUARTER RESULTS	PRESS RELEASE

2021 SECOND QUARTER RESULTS

CNH Industrial reports strong second quarter performance. Consolidated revenues of $8.9 billion (up 60% compared to Q2 2020), net income of $699 million, adjusted diluted EPS of $0.42, and adjusted EBIT of Industrial Activities of $699 million (up $757 million). $1.0 billion free cash flow of Industrial Activities.

Financial results presented under U.S. GAAP

“I am extremely proud of the outstanding execution of our CNH Industrial team in the second quarter, especially for their commitment to delivering for our customers and dealers around the world. Despite ongoing supply chain challenges and inflationary pressures, the continued strength of our end markets in conjunction with aggressive pricing activity, margin expansion initiatives, and solid teamwork propelled us to record second quarter earnings. Our industry is clearly in a cyclical upturn and the sound fundamental performance of our businesses and operations is enabling us to capture much of the benefit. This robust environment contributed to growth across AG, CE, and C&SV order books, which also reflected the excellent Q2 performance of each of these businesses. With the acquisition of Raven Industries, the largest in our company’s history, we are adding significantly to our precision agriculture capabilities and establishing the foundation for building this into a sustainable competitive advantage. We also began the first phase of our organization redesign, directed both at eliminating bureaucratic obstacles to customer centricity and to positioning each business in preparation for the spin. Both SpinCo and RemainCo remain laser focused on delivering for our customers throughout these activities, and with market demand and customer sentiment rising, our production facilities moving mountains to satisfy customer needs, and a comprehensive plan being nimbly executed by our dedicated team, CNH Industrial is poised for a noteworthy second half and an even brighter future.”

Scott Wine, Chief Executive Officer

2021 Second Quarter Results

(all amounts $ million, unless otherwise stated – comparison vs Q2 2020)

US GAAP					NON GAAP(1)
Consolidated revenues	8,911	+60%		+51%c.c.(*)	Adjusted EBIT of Industrial Activities	699	+1,305%

of which Net sales of Industrial Activities	8,490	+65%		+55%c.c.	Adjusted EBIT Margin of Industrial Activities	8.2%	+930	bps

Net income	699	+338			Adjusted net income	583	+668

Diluted EPS $	0.51	+0.25			Adjusted diluted EPS $	0.42	+0.49
Cash flow from operating activities	999	-68			Free cash flow of Industrial Activities	1,008	+911

Cash and cash equivalents	7,820	+761	(**)		Available liquidity	14,423	+537	(**)

(*) c.c. means at constant currency                (**) comparison vs March 31, 2021

Net sales of Industrial Activities of $8,490 million, up 65%, with solid performance from all segments, as a result of higher volumes driven by strong industry demand and price realization.

Adjusted EBIT of Industrial Activities of $699 million (loss of $58 million in Q2 2020), with all segments up year over year. Agriculture adjusted EBIT margin at 14.7%. Adjusted EBIT of $100 million for Commercial and Specialty Vehicles, $74 million for Powertrain and $24 million for Construction.

Adjusted net income of $583 million, with adjusted diluted earnings per share of $0.42 (adjusted net loss of $85 million in Q2 2020, with adjusted diluted loss per share of $0.07).

Reported income tax expense of $188 million, with adjusted effective tax rate (adjusted ETR(1)) of 25%.

Free cash flow of Industrial Activities was positive $1.0 billion due to the strong operating performance. Total Debt of $24.5 billion at June 30, 2021 ($26.1 billion at December 31, 2020). Industrial Activities net cash(1) position at $1.4 billion, an increase of $0.8 billion from March 31, 2021.

Available liquidity at $14.4 billion as of June 30, 2021. In May 2021, CNH Industrial paid €150 million (~$180 million) in dividends to shareholders. In the same month, CNH Industrial Capital LLC issued $600 million in aggregate principal amount of 1.450% notes due 2026.

Continued recovery across our industrial end markets supported our strong performance in the second quarter. Higher commodity prices stimulated demand for agriculture equipment while supply chain difficulties affected raw material and component costs and availability.

Global supply chain remains unstable and will require continued diligent coordination to work through increasing input costs and logistics pressures which are expected to extend through the second half of the year.

Order book in Agriculture more than doubled year over year for tractors with strong dealer order collection in all regions, particularly in North America, and more than tripled for combines, with strongest growth in North America and South America.

Construction order book was up year over year in both Heavy and Light sub-segments, with increases in all regions and particularly in North America and Europe.

Truck order intake in Europe up 150% year over year, with light duty trucks up 141%, and medium & heavy-duty trucks up 172%. Truck book-to-bill in Europe at 1.22.

2021 Outlook

The Company expects solid demand to continue across regions and segments. In the second half of the year, increased impact of raw material and continued freight and logistics costs will be partially offset by positive price realization.

The Company is updating the 2021 outlook for its Industrial Activities as follows:

•	Net sales(***) up between 24% and 28% year on year including currency translation effects

•	SG&A expenses lower/equal to 7.5% of net sales

•	Free cash flow positive in excess of $1.0 billion

•	R&D expenses and capital expenditures up slightly from previous ~ $2.0 billion.

Refer to section “Notes” at page 4 for an explanation of the items referenced on this page and to page 12 onwards for the reconciliations (*) Net sales reflecting the exchange rate of 1.20 EUR/USD	1

PRESS RELEASE

AGRICULTURE

In North America, tractor demand was up 3% for tractors under 140 HP, and up 49% for tractors over 140 HP; combines were up 10%. In Europe, tractor and combine demand were up 31% and 13%, respectively. South America tractor and combine demand were up 38%. In Rest of World tractor and combine demand increased 38% and 12%, respectively.

Net sales were up 56%, mainly due to higher industry demand, better mix in all regions, and favorable price realization.

Adjusted EBIT was $582 million, with Adjusted EBIT margin at 14.7%. The $379 million increase was driven by higher volume, favorable mix and positive price realization, partially offset by higher raw material and freight costs, higher SG&A and R&D spend from the low levels of previous year, as well as higher variable compensation.

	Q2 2021	Q2 2020	Change	Change at c.c.(*)
Net sales ($ million)	3,970	2,541	+56.2%	+49.2%
Adjusted EBIT ($ million)	582	203	+379
Adjusted EBIT margin	14.7%	8.0%	+670	bps

CONSTRUCTION

Global demand for construction equipment increased in both Heavy and Light sub-segments, with Heavy up 6% and Light up 21%. Demand increased 42% in North America, 36% in Europe and 102% in South America, but decreased 4% in Rest of World.

Net sales were up 92%, as a result of higher volumes driven by industry demand, channel destocking actions in 2020, and better price realization.

Adjusted EBIT increased $111 million due to favorable volume and mix, positive price realization and favorable quality performance, partially offset by higher material and freight costs. Adjusted EBIT margin at 3.0%.

	Q2 2021	Q2 2020	Change	Change at c.c.(*)
Net sales ($ million)	808	420	+92.4%	+86.2%
Adjusted EBIT ($ million)	24	(87)	+111
Adjusted EBIT margin	3.0%	(20.7)%	+2,370	bps

COMMERCIAL AND SPECIALTY VEHICLES

European truck market was up 45% year over year, with light-duty trucks (“LCV”) up 40%, while medium and heavy trucks (“M&H”) were up 61%. South American truck market was up 73% in LCV and up 80% in M&H. Order book is strong across all regions. Bus registrations increased 21% in Europe and 91% in South America.

Net sales were up 85%, primarily driven by higher truck volumes.

Adjusted EBIT was $100 million, with Adjusted EBIT margin at 3.1%. The $256 million increase was driven by favorable volume and mix, and positive price realization, partially offset by higher material costs, higher SG&A and R&D spend from low levels of prior year, as well as higher variable compensation.

	Q2 2021	Q2 2020	Change	Change at c.c.(*)
Net sales ($ million)	3,220	1,739	+85.2%	+71.4%
Adjusted EBIT ($ million)	100	(156)	+256
Adjusted EBIT margin	3.1%	(9.0)%	+1,210	bps

POWERTRAIN

Net sales were up 69% due to higher sales volume with both captive and external customers. Sales to external customers accounted for 42% of total net sales (63% in Q2 2020).

Adjusted EBIT increased $42 million to $74 million, with Adjusted EBIT margin at 5.7%. Favorable volume and mix, and positive price realization more than offset higher freight costs and higher spending for regulatory and new programs.

	Q2 2021	Q2 2020	Change	Change at c.c.(*)
Net sales ($ million)	1,287	763	+68.7%	+55.0%
Adjusted EBIT ($ million)	74	32	+42
Adjusted EBIT margin	5.7%	4.2%	+150	bps

FINANCIAL SERVICES

Revenues were flat due to lower average portfolio in North America and lower loan yields, offset by the positive impact of currency translation. Retail loan and leases originations were up 21% on the back of higher industrial sales.

Net income increased $46 million to $99 million, primarily due to lower risk costs and improved pricing on used equipment sales.

The managed portfolio (including unconsolidated joint ventures) was $27.0 billion at the end of the quarter, up $2.4 billion compared to June 30, 2020 (up $1.2 billion on a constant currency basis). The receivable balance greater than 30 days past due as a percentage of receivables was 2.0% (2.8% as of June 30, 2020).

	Q2 2021	Q2 2020	Change	Change at c.c.(*)
Revenues ($ million)	439	441	-0.5%	-4.1%
Net income ($ million)	99	53	+46
Equity at quarter-end ($ million)	3,030	2,693	+337
Retail loan originations ($ million)	2,878	2,372	+21%

Refer to section “Notes” at page 4 for an explanation of the items referenced on this page and to page 12 onwards for the reconciliations	2

PRESS RELEASE

RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2021

Consolidated revenues of $16.4 billion (up 48% year on year), net income of $1,124 million, with adjusted diluted EPS of $0.74, adjusted EBIT of Industrial Activities of $1,244 million, and $0.6 billion free cash flow of Industrial Activities, as a result of the strong operating performance.

Results for the Six Months Ended June 30, 2021

(all amounts $ million, unless otherwise stated – comparison vs six months ended June 30, 2020)

US GAAP						NON GAAP(1)
Consolidated revenues	16,384	+48%		+42%c.c.	(*)	Adjusted EBIT of Industrial Activities	1,244	+704%

of which Net sales of Industrial Activities	15,533	+53%		+46%c.c.		Adjusted EBIT Margin of Industrial Activities	8.0%	+1,000	bps

Net income	1,124	+817				Adjusted net income	1,037	+1,188

Diluted EPS $	0.81	+0.60				Adjusted diluted EPS $	0.74	+0.87
Cash flows from operating activities	1,371	+836				Free cash flow of Industrial Activities	637	+2,063

Cash and cash equivalents	7,820	-965	(**)			Available liquidity	14,423	-1,448	(**)

(*) c.c. means at constant currency                (**) comparison vs December 31, 2020

AGRICULTURE

	H1 YTD 2021	H1 YTD 2020	Change	Change at c.c.(*)
Net sales ($ million)	7,008	4,785	+46.5%	+42.0%
Adjusted EBIT ($ million)	981	227	+754
Adjusted EBIT margin	14.0%	4.7%	+930	bps

COMMERCIAL AND SPECIALTY VEHICLES

	H1 YTD 2021	H1 YTD 2020	Change	Change at c.c.(*)
Net sales ($ million)	6,025	3,760	+60.2%	+49.4%
Adjusted EBIT ($ million)	176	(212)	+388
Adjusted EBIT margin	2.9%	(5.6)%	+850	bps

FINANCIAL SERVICES

	H1 YTD 2021	H1 YTD 2020	Change	Change at c.c.(*)
Revenues ($ million)	887	930	-4.6%	-6.4%
Net income ($ million)	190	133	+57

CONSTRUCTION

	H1 YTD 2021	H1 YTD 2020	Change	Change at c.c.(*)
Net sales ($ million)	1,464	842	+73.9%	+70.7%
Adjusted EBIT ($ million)	49	(170)	+219
Adjusted EBIT margin	3.3%	(20.2)%	+2,350	bps

POWERTRAIN

	H1 YTD 2021	H1 YTD 2020	Change	Change at c.c.(*)
Net sales ($ million)	2,521	1,516	+66.3%	+53.7%
Adjusted EBIT ($ million)	189	63	+126
Adjusted EBIT margin	7.5%	4.2%	+330	bps

Refer to section “Notes” at page 4 for an explanation of the items referenced on this page and to page 12 onwards for the reconciliations	3

PRESS RELEASE

Notes

CNH Industrial reports quarterly and annual consolidated financial results under U.S. GAAP and EU-IFRS. The tables and discussion related to the financial results of the Company and its segments shown in this press release are prepared in accordance with U.S. GAAP. Financial results under EU-IFRS are shown in specific tables at the end of this press release.

(1)

This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures. Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

(*)	c.c. means at constant currency.

Non-GAAP	Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS.

CNH	Industrial’s non-GAAP financial measures are defined as follows:

•

Adjusted EBIT of Industrial Activities under U.S. GAAP: is defined as net income (loss) before income taxes, Financial Services’ results, Industrial Activities’ interest expenses, net, foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

•

Adjusted EBIT of Industrial Activities under EU-IFRS: is defined as profit/(loss) before taxes, Financial Services’ results, Industrial Activities’ financial expenses, restructuring costs, and certain non-recurring items.

•	Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax.

•

Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on a earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.

•	Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items, and non-recurring tax charges or benefits.

•

Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items.

•

Net Cash (Debt) and Net Cash (Debt) of Industrial Activities: Net Cash (Debt) is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties) and derivative hedging debt. CNH Industrial provides the reconciliation of Net Cash (Debt) to Total (Debt), which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Cash (Debt) of Industrial Activities.

•

Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations.

•

Available Liquidity: is defined as cash and cash equivalents plus restricted cash, undrawn medium-term unsecured committed facilities and other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties).

•

Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

The tables attached to this press release provide reconciliations of the non-GAAP measures used in this press release to the most directly comparable GAAP measures.

Forward-looking statements

All statements other than statements of historical fact contained in this earning release including statements under “2021 Outlook” and statements regarding our future responses to and effects of the COVID-19 pandemic; competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID- 19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, including any assumptions regarding strategic plans, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers, including supply chain disruptions caused by mandated shutdowns and the adverse impact on customers, borrowers and other third parties to fulfill their obligations to us; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products, including demand uncertainty caused by COVID-19;

4

PRESS RELEASE

general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by COVID-19; travel bans, border closures, other free movement restrictions, and the introduction of social distancing measures in our facilities may affect in the future our ability to operate as well as the ability of our suppliers and distributors to operate; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, embargoes, and trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; further developments of the COVID-19 pandemic on our operations, supply chains, distribution network, and level of demand for our products, as well as negative evolutions of the economic and financial conditions at global and regional levels; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, other pandemics, terrorist attacks in Europe and elsewhere; our ability to realize the anticipated benefits from our business initiatives as part of our strategic plan; the impact of significant or unanticipated material extraordinary transactions or any business combinations and other similar transaction on our businesses, our 2021 Outlook and other financial or business projections; our failure to realize, or a delay in realizing, all of the anticipated benefits of our acquisitions, joint ventures, strategic alliances or divestitures, including our proposed acquisition of Raven Industries, Inc.; expected benefits and costs of the proposed spin-off of the Company’s On-Highway business; the expected timing of completion of the spin-off transaction; the ability of the Company to complete the spin-off transaction considering the various conditions to the completion of the spin-off transaction (some of which are outside the Company’s control); business disruption during the pendency of or following the spin-off transaction, diversion of management time on the spin-off transaction-related issues, and other similar risks and uncertainties, and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2020, prepared in accordance with U.S. GAAP and in the Company’s EU Annual Report at December 31, 2020, prepared in accordance with EU-IFRS. Investors are expressly invited to refer to and consider the information on risks, factors, and uncertainties incorporated in the above-mentioned documents, in addition to the information presented here.

Forward-looking statements are based upon assumptions relating to the factors described in this earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements, whether as a result of new developments or otherwise. The impact of COVID-19 has already exacerbated and is expected to further exacerbate all or part of the risks discussed in this section. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Conference	Call and Webcast

Today, at 3:30 p.m. CEST / 2:30 p.m. BST/ 9:30 a.m. EDT, management will hold a conference call to present 2021 second quarter and first half results to financial analysts and institutional investors. The call can be followed live online at https://bit.ly/CNH_Industrial_Q2_2021 and a recording will be available later on the Company’s website www.cnhindustrial.com. A presentation will be made available on the CNH Industrial website prior to the call.

London,	July 30, 2021

CONTACTS

Media Inquiries

United Kingdom

Richard Gadeselli

Tel: +44 207 7660 346

Laura Overall

Tel: +44 207 7660 338

E-mail: mediarelations@cnhind.com

www.cnhindustrial.com

Investor Relations

United Kingdom

Federico Donati

Tel: +44 207 7660 386

United States

Noah Weiss

Tel: +1 630 887 3745

5

PRESS RELEASE

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Operations for the three and six months ended June 30, 2021 and 2020

(Unaudited, U.S. GAAP)

	Three Months Ended June 30,		Six Months Ended June 30,
($ million)	2021	2020	2021	2020
Revenues
Net sales	8,490	5,150	15,533	10,143
Finance, interest and other income	421	428	851	896
TOTAL REVENUES	8,911	5,578	16,384	11,039
Costs and Expenses
Cost of goods sold	6,867	5,114	12,600	9,528
Selling, general and administrative expenses	622	484	1,162	1,010
Research and development expenses	329	203	592	417
Restructuring expenses	8	7	10	12
Interest expense	147	170	308	351
Goodwill impairment charge	-	585	-	585
Other, net(1)	81	(1,295)	298	(1,098)
TOTAL COSTS AND EXPENSES	8,054	5,268	14,970	10,805
INCOME BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	857	310	1,414	234
Income tax (expense) benefit	(188)	40	(345)	63
Equity in income of unconsolidated subsidiaries and affiliates	30	11	55	10
NET INCOME	699	361	1,124	307
Net income attributable to noncontrolling interests	9	11	26	22
NET INCOME ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	690	350	1,098	285

(in $)
Earnings per share attributable to common shareholders
Basic	0.51	0.26	0.81	0.21
Diluted	0.51	0.26	0.81	0.21

Cash dividends declared per common share	0.132	-	0.132	-

Notes:

(1)

In the three and six months ended June 30, 2020, Other, net included the pre-tax gain of $1,475 million from the remeasurement at fair value of the investment in Nikola Corporation (pre-tax gain of $107 million and $72 million in the three and six months ended June 30, 2021, respectively).

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2020 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Operations represent the consolidation of all CNH Industrial N.V. subsidiaries.

6

PRESS RELEASE

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets as of June 30, 2021 and December 31, 2020

(Unaudited, U.S. GAAP)

($ million)	June 30, 2021	December 31, 2020
ASSETS
Cash and cash equivalents	7,820	8,785
Restricted cash	764	844
Trade receivables, net	522	506
Financing receivables, net	18,729	18,457
Inventories, net	7,471	6,022
Property, plant and equipment, net	4,667	4,923
Investments in unconsolidated subsidiaries and affiliates	504	529
Investments at fair value through profit and loss	464	392
Equipment under operating leases	1,910	1,978
Goodwill, net	1,925	1,924
Other intangible assets, net	763	772
Deferred tax assets	1,418	1,451
Derivative assets	136	160
Other assets	2,129	1,976
TOTAL ASSETS	49,222	48,719
LIABILITIES AND EQUITY
Debt	24,512	26,053
Trade payables	7,103	6,357
Deferred tax liabilities	106	112
Pension, postretirement and other postemployment benefits	1,531	1,617
Derivative liabilities	171	139
Other liabilities	9,725	9,412
Total Liabilities	43,148	43,690
Redeemable noncontrolling interest	44	40
Equity	6,030	4,989
TOTAL LIABILITIES AND EQUITY	49,222	48,719

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2020 included in the Annual Report on Form 20-F. These Condensed Consolidated Balance Sheets represent the consolidation of all CNH Industrial N.V. subsidiaries.

7

PRESS RELEASE

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2021 and 2020

(Unaudited, U.S. GAAP)

	Six Months Ended June 30,
($ million)	2021	2020
Operating activities:
Net income	1,124	307
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	306	307
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	271	259
Loss on repurchase of notes	8	-
Undistributed income of unconsolidated subsidiaries	27	21
Goodwill impairment charge	-	585
Other non-cash items(1)	-	(978)
Changes in operating assets and liabilities:
Provisions	151	(152)
Deferred income taxes	(1)	(161)
Trade and financing receivables related to sales, net	(344)	984
Inventories, net	(1,205)	299
Trade payables	806	(954)
Other assets and liabilities	228	18
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,371	535
Investing activities:
Additions to retail receivables	(2,398)	(2,069)
Collections of retail receivables	2,397	2,129
Proceeds from sale of assets, net of assets under operating leases and assets sold under buy-back commitments	13	5
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(203)	(132)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(606)	(482)
Other	32	(86)
NET CASH USED IN INVESTING ACTIVITIES	(765)	(635)
Financing activities:
Net increase (decrease) in debt	(1,298)	372
Dividends paid	(183)	(3)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(1,481)	369
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(170)	(174)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(1,045)	95
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	9,629	5,773
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	8,584	5,868

Notes:

(1)

In the six months ended June 30, 2020, this item included the pre-tax gain of $1,475 million from the remeasurement at fair value of the investment in Nikola Corporation (pre-tax gain of $72 million in the six months ended June 30, 2021).

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2020 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Cash Flows represent the consolidation of all CNH Industrial N.V. subsidiaries.

8

PRESS RELEASE

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations for the three months ended June 30, 2021 and 2020

(Unaudited, U.S. GAAP)

	Three Months Ended June 30, 2021					Three Months Ended June 30, 2020
($ million)	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
Revenues
Net sales	8,490	-	-		8,490	5,150	-	-		5,150
Finance, interest and other income	17	439	(35	) (2)	421	13	441	(26	) (2)	428
TOTAL REVENUES	8,507	439	(35)		8,911	5,163	441	(26)		5,578
Costs and Expenses
Cost of goods sold	6,867		-		6,867	5,114	-	-		5,114
Selling, general and administrative expenses	580	42	-		622	396	88	-		484
Research and development expenses	329	-	-		329	203	-	-		203
Restructuring expenses	8	-	-		8	7	-	-		7
Interest expense	76	106	(35	) (3)	147	72	124	(26	) (3)	170
Goodwill impairment charge	-	-	-		-	585	-	-		585
Other, net	(87)	168	-		81	(1,455)	160	-		(1,295)
TOTAL COSTS AND EXPENSES	7,773	316	(35)		8,054	4,922	372	(26)		5,268
INCOME BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	734	123	-		857	241	69	-		310
Income tax (expense) benefit	(158)	(30)	-		(188)	60	(20)	-		40
Equity in income of unconsolidated subsidiaries and affiliates	24	6	-		30	7	4	-		11
NET INCOME (LOSS)	600	99	-		699	308	53	-		361

Notes:

(1)

Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.

(2)	Elimination of Financial Services’ interest income earned from Industrial Activities.
(3)	Elimination of Industrial Activities’ interest expense to Financial Services.

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations for the six months ended June 30, 2021 and 2020

(Unaudited, U.S. GAAP)

	Six Months Ended June 30, 2021					Six Months Ended June 30, 2020
($ million)	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
Revenues
Net sales	15,533	-	-		15,533	10,143	-	-		10,143
Finance, interest and other income	33	887	(69	) (2)	851	28	930	(62	) (2)	896
TOTAL REVENUES	15,566	887	(69)		16,384	10,171	930	(62)		11,039
Costs and Expenses
Cost of goods sold	12,600	-	-		12,600	9,528	-	-		9,528
Selling, general and administrative expenses	1,066	96	-		1,162	860	150	-		1,010
Research and development expenses	592	-	-		592	417	-	-		417
Restructuring expenses	10	-	-		10	12	-	-		12
Interest expense	158	219	(69	) (3)	308	146	267	(62	) (3)	351
Goodwill impairment charge	-	-	-		-	585	-	-		585
Other, net	(33)	331	-		298	(1,440)	342	-		(1,098)
TOTAL COSTS AND EXPENSES	14,393	646	(69)		14,970	10,108	759	(62)		10,805
INCOME BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	1,173	241	-		1,414	63	171	-		234
Income tax (expense) benefit	(282)	(63)	-		(345)	113	(50)	-		63
Equity in income of unconsolidated subsidiaries and affiliates	43	12	-		55	(2)	12	-		10
NET INCOME	934	190	-		1,124	174	133	-		307

Notes:

(1)

Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.

(2)	Elimination of Financial Services’ interest income earned from Industrial Activities.
(3)	Elimination of Industrial Activities’ interest expense to Financial Services.

9

PRESS RELEASE

CNH INDUSTRIAL N.V.

Supplemental Balance Sheets as of June 30, 2021 and December 31, 2020

(Unaudited, U.S. GAAP)

	June 30, 2021					December 31, 2020
($ million)	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
ASSETS
Cash and cash equivalents	7,306	514	-		7,820	8,017	768	-		8,785
Restricted cash	125	639	-		764	99	745	-		844
Trade receivables, net	524	18	(20	) (2)	522	508	23	(25	) (2)	506
Financing receivables, net	1,309	19,944	(2,524	) (3)	18,729	902	19,428	(1,873	) (3)	18,457
Inventories, net	7,450	21	-		7,471	5,981	41	-		6,022
Property, plant and equipment, net	4,666	1	-		4,667	4,922	1	-		4,923
Investments in unconsolidated subsidiaries and affiliates	265	239	-		504	256	273	-		529
Investments at fair value through profit and loss	464	-	-		464	392	-	-		392
Equipment under operating leases	62	1,848	-		1,910	65	1,913	-		1,978
Goodwill, net	1,768	157	-		1,925	1,767	157	-		1,924
Other intangible assets, net	747	16	-		763	755	17	-		772
Deferred tax assets	1,405	177	(164	) (4)	1,418	1,422	189	(160	) (4)	1,451
Derivative assets	84	65	(13	) (5)	136	103	76	(19	) (5)	160
Other assets	2,081	168	(120	) (2)	2,129	1,919	172	(115	) (2)	1,976
TOTAL ASSETS	28,256	23,807	(2,841)		49,222	27,108	23,803	(2,192)		48,719
LIABILITIES AND EQUITY
Debt	7,454	19,581	(2,523	) (3)	24,512	8,288	19,638	(1,873	) (3)	26,053
Trade payables	6,947	178	(22	) (2)	7,103	6,167	220	(30	) (2)	6,357
Deferred tax liabilities	11	259	(164	) (4)	106	14	258	(160	) (4)	112
Pension, postretirement and other postemployment benefits	1,510	21	-		1,531	1,597	20	-		1,617
Derivative liabilities	140	44	(13	) (5)	171	102	56	(19	) (5)	139
Other liabilities	9,150	694	(119	) (2)	9,725	8,842	680	(110	) (2)	9,412
Total Liabilities	25,212	20,777	(2,841)		43,148	25,010	20,872	(2,192)		43,690
Redeemable noncontrolling interest	44	-	-		44	40	-	-		40
Equity	3,000	3,030	-		6,030	2,058	2,931	-		4,989
TOTAL LIABILITIES AND EQUITY	28,256	23,807	(2,841)		49,222	27,108	23,803	(2,192)		48,719

Notes:

(1)

Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.

(2)	Eliminations of primarily receivables/payables between Industrial Activities and Financial Services.
(3)	Eliminations of financing receivables/payables between Industrial Activities and Financial Services.
(4)	Reclassification of deferred tax assets/liabilities in the same jurisdiction and reclassification needed for appropriate consolidated presentation.
(5)	Elimination of derivative assets/liabilities between Industrial Activities and Financial Services.

10

PRESS RELEASE

CNH INDUSTRIAL N.V.

Supplemental Statements of Cash Flows for the six months ended June 30, 2021 and 2020

(Unaudited, U.S. GAAP)

	Six Months Ended June 30, 2021					Six Months Ended June 30, 2020
($ million)	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
Operating activities:
Net income (loss)	934	190	-		1,124	174	133	-		307
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	304	2	-		306	306	1	-		307
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	136	135	-		271	132	127	-		259
Loss on repurchase of notes	8	-	-		8	-	-	-		-
Undistributed income (loss) of unconsolidated subsidiaries	121	(12)	(82	) (2)	27	123	(12)	(90	) (2)	21
Goodwill impairment charge	-	-	-		-	585	-	-		585
Other non-cash items	(14)	14	-		-	(1,055)	77	-		(978)
Changes in operating assets and liabilities:
Provisions	140	11	-		151	(151)	(1)	-		(152)
Deferred income taxes	(1)	-	-		(1)	(155)	(6)	-		(161)
Trade and financing receivables related to sales, net	(14)	(326)	(4	) (3)	(344)	(91)	1,075	-	(3)	984
Inventories, net	(1,425)	220	-		(1,205)	75	224	-		299
Trade payables	843	(44)	7	(3)	806	(929)	(30)	5	(3)	(954)
Other assets and liabilities	191	40	(3	) (3)	228	13	10	(5	) (3)	18
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	1,223	230	(82)		1,371	(973)	1,598	(90)		535
Investing activities:
Additions to retail receivables	-	(2,398)	-		(2,398)	-	(2,069)	-		(2,069)
Collections of retail receivables	-	2,397	-		2,397	-	2,129	-		2,129
Proceeds from sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	13	-	-		13	5	-	-		5
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(202)	(1)	-		(203)	(132)	-	-		(132)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(345)	(261)	-		(606)	(173)	(309)	-		(482)
Other	(109)	133	8	(4)	32	(178)	83	9	(4)	(86)
NET CASH USED IN INVESTING ACTIVITIES	(643)	(130)	8		(765)	(478)	(166)	9		(635)
Financing activities:
Net increase (decrease) in debt	(914)	(384)	-		(1,298)	1,774	(1,402)	-		372
Dividends paid	(183)	(82)	82	(2)	(183)	(3)	(90)	90	(2)	(3)
Other	-	8	(8	) (4)	-	-	9	(9	) (4)	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(1,097)	(458)	74		(1,481)	1,771	(1,483)	81		369
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(168)	(2)	-		(170)	(132)	(42)	-		(174)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(685)	(360)	-		(1,045)	188	(93)	-		95
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	8,116	1,513	-		9,629	4,527	1,246	-		5,773
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	7,431	1,153	-		8,584	4,715	1,153	-		5,868

Notes:

(1)

Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.

(2)	This item includes the elimination of dividends from Financial Services to Industrial Activities, which are included in Industrial Activities net cash used in operating activities.
(3)	This item includes the elimination of certain minor activities between Industrial Activities and Financial Services.
(4)	This item includes the elimination of paid in capital from Industrial Activities to Financial Services.

11

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Reconciliation of Consolidated Net Income to Adjusted EBIT of Industrial Activities by segment under U.S. GAAP ($ million)

	Three Months ended June 30, 2021
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total
Consolidated Net income						699
Less: Consolidated Income tax (expense) benefit						(188)
Consolidated Income before taxes						887
Less: Financial Services
Financial Services Net income						99
Financial Services Income taxes						30
Add back of the following Industrial Activities items:

Interest expenses, net of interest income and eliminations						59
Foreign exchange (gains) losses, net						4
Finance and non-service component of Pension and other post-employment benefit costs(1)						(36)
Adjustments for the following Industrial Activities items:

Restructuring expenses	2	3	2	1	-	8

Other discrete items	-	-	-	-	13	13
Nikola investment fair value adjustment	-	-	-	-	(107)	(107)
Adjusted EBIT of Industrial Activities	582	24	100	74	(81)	699

	Three Months ended June 30, 2020
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total
Consolidated Net income						361
Less: Consolidated Income tax (expense) benefit						40
Consolidated Income before taxes						321
Less: Financial Services
Financial Services Net income						53
Financial Services Income taxes						20
Add back of the following Industrial Activities items:
Interest expenses, net of interest income and eliminations						59
Foreign exchange (gains) losses, net						7
Finance and non-service component of Pension and other post-employment benefit costs(1)						(26)
Adjustments for the following Industrial Activities items:
Restructuring expenses	5	1	1	-	-	7
Goodwill impairment charge	-	-	-	-	585	585
Other discrete items	176	72	289	-	-	537
Nikola investment fair value adjustment	-	-	-	-	(1,475)	(1,475)
Adjusted EBIT of Industrial Activities	203	(87)	(156)	32	(50)	(58)

(1)  In the three months ended June 30, 2021 and 2020, this item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

12

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Reconciliation of Consolidated Net Income to Adjusted EBIT of Industrial Activities by segment under U.S. GAAP ($ million)

	Six Months ended June 30, 2021
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total
Consolidated Net income						1,124
Less: Consolidated Income tax (expense) benefit						(345)
Consolidated Income before taxes						1,469
Less: Financial Services
Financial Services Net income						190
Financial Services Income taxes						63
Add back of the following Industrial Activities items:

Interest expenses, net of interest income and eliminations						125
Foreign exchange (gains) losses, net						22
Finance and non-service component of Pension and other post-employment benefit costs(1)						(70)
Adjustments for the following Industrial Activities items:

Restructuring expenses	4	2	3	1	-	10

Other discrete items	-	-	-	-	13	13
Nikola investment fair value adjustment	-	-	-	-	(72)	(72)
Adjusted EBIT of Industrial Activities	981	49	176	189	(151)	1,244

	Six Months ended June 30, 2020
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total
Consolidated Net income						307
Less: Consolidated Income tax (expense) benefit						63
Consolidated Income before taxes						244
Less: Financial Services
Financial Services Net income						133
Financial Services Income taxes						50
Add back of the following Industrial Activities items:
Interest expenses, net of interest income and eliminations						118
Foreign exchange (gains) losses, net						5
Finance and non-service component of Pension and other post-employment benefit costs(1)						(56)
Adjustments for the following Industrial Activities items:
Restructuring expenses	7	2	3	-	-	12
Goodwill impairment charge	-	-	-	-	585	585
Other discrete items	176	72	289	-	7	544
Nikola investment fair value adjustment	-	-	-	-	(1,475)	(1,475)
Adjusted EBIT of Industrial Activities	227	(170)	(212)	63	(114)	(206)

(1)  In the six months ended June 30, 2021 and 2020, this item includes the pre-tax gain of $60 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

13

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Reconciliation of Total (Debt) to Net Cash (Debt) under U.S. GAAP ($ million)

	Consolidated		Industrial Activities		Financial Services
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Third party (debt)	(24,512)	(26,053)	(6,184)	(7,271)	(18,328)	(18,782)
Intersegment notes payable	-	-	(1,270)	(1,017)	(1,253)	(856)
Total (Debt)(1)	(24,512)	(26,053)	(7,454)	(8,288)	(19,581)	(19,638)
Cash and cash equivalents	7,820	8,785	7,306	8,017	514	768
Restricted cash	764	844	125	99	639	745
Intersegment notes receivable	-	-	1,253	856	1,270	1,017
Other current financial assets(2)	162	94	162	94	-	-
Derivatives hedging debt	1	8	1	8	-	-
Net Cash (Debt)(3)	(15,765)	(16,322)	1,393	786	(17,158)	(17,108)

(1)   Total (Debt) of Industrial Activities includes Intersegment notes payable to Financial Services of $1,270 million and $1,017 million as of June 30, 2021 and December 31, 2020, respectively. Total (Debt) of Financial Services includes Intersegment notes payable to Industrial Activities of $1,253 million and $856 million as of June 30, 2021 and December 31, 2020, respectively.

(2)   This item includes short-term deposits and investments towards high-credit rating counterparties.

(3)   The net intersegment receivable/(payable) balance recorded by Financial Services relating to Industrial Activities was $17 million and $161 million as of June 30, 2021 and December 31, 2020, respectively.

Reconciliation of Cash and cash equivalents to Available liquidity under U.S. GAAP ($ million)

	June 30, 2021	March 31, 2021	December 31, 2020

Cash and cash equivalents	7,820	7,059	8,785

Restricted cash	764	908	844

Undrawn committed facilities	5,677	5,755	6,148

Other current financial assets(1)	162	164	94

Available liquidity	14,423	13,886	15,871

	(1) This item includes short-term deposits and investments towards high-credit rating counterparties.

Change in Net Cash (Debt) of Industrial Activities under U.S. GAAP ($ million)
Six Months ended June 30,			Three Months ended June 30,
2021	2020		2021	2020
786	(854)	Net Cash (Debt) of Industrial Activities at beginning of period	591	(2,310)
1,244	(206)	Adjusted EBIT of Industrial Activities	699	(58)
304	306	Depreciation and Amortization	154	151
136	132	Depreciation of assets under operating leases and assets sold with buy-back commitments	68	67
(263)	(117)	Cash interest and taxes	(178)	(38)
50	(332)	Changes in provisions and similar(1)	121	(166)
(601)	(924)	Change in working capital	272	369
870	(1,141)	Operating cash flow of Industrial Activities	1,136	325
(202)	(132)	Investments in property, plant and equipment, and intangible assets(2)	(132)	(69)
(31)	(153)	Other changes	4	(159)
637	(1,426)	Free cash flow of Industrial Activities	1,008	97
(183)	(3)	Capital increases and dividends	(182)	(2)
153	(24)	Currency translation differences and other(3)	(24)	(92)
607	(1,453)	Change in Net Cash (Debt) of Industrial Activities	802	3
1,393	(2,307)	Net Cash (Debt) of Industrial Activities at end of period	1,393	(2,307)

(1)   Including other cash flow items related to operating lease and buy-back activities.

(2)   Excluding assets sold under buy-back commitments and assets under operating leases.

(3)   In the six months ended June 30, 2021, this item also includes the charge of $8 million related to the repurchase of Notes.

14

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Reconciliation of Net cash provided by (used in) Operating Activities to Free cash flow of Industrial Activities under U.S.-GAAP ($ million)
Six Months ended June 30,			Three Months ended June 30,
2021	2020		2021	2020
1,371	535	Net cash provided by (used in) Operating Activities	999	1,067
148	1,508	Less: Cash flows from Operating Activities of Financial Services net of eliminations	(324)	667
(8)	5	Change in derivatives hedging debt of Industrial Activities and other	3	-
(345)	(173)	Investments in assets sold under buy-back commitments and operating lease assets of Industrial Activities	(190)	(75)
870	(1,141)	Operating cash flow of Industrial Activities	1,136	325
(202)	(132)	Investments in property, plant and equipment, and intangible assets of Industrial Activities	(132)	(69)
(31)	(153)	Other changes(1)	4	(159)
637	(1,426)	Free cash flow of Industrial Activities	1,008	97

(1) This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.

Reconciliation of Adjusted net income and Adjusted income tax (expense) benefit to Net income (loss) and
Income tax (expense) benefit and calculation of Adjusted diluted EPS and Adjusted ETR under U.S.-GAAP ($ million, except per share data)
Six Months ended June 30,			Three Months ended June 30,
2021	2020		2021	2020
1,124	307	Net income	699	361
(101)	(394)	Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a)	(116)	(376)
14	(64)	Adjustments impacting Income tax (expense) benefit (b)	-	(70)
1,037	(151)	Adjusted net income (loss)	583	(85)
1,011	(176)	Adjusted net income (loss) attributable to CNH Industrial N.V.	574	(99)
1,360	1,350	Weighted average shares outstanding – diluted (million)	1,361	1,350
0.74	(0.13)	Adjusted diluted EPS ($)	0.42	(0.07)

1,414	234	Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates	857	310
(101)	(394)	Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a)	(116)	(376)
1,313	(160)	Adjusted income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (A)	741	(66)

(345)	63	Income tax (expense) benefit	(188)	40
14	(64)	Adjustments impacting Income tax (expense) benefit (b)	-	(70)
(331)	(1)	Adjusted income tax (expense) benefit (B)	(188)	(30)

25%	(1)%	Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)	25%	(45)%

a) Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates
(72)	(1,475)	Nikola investment fair value adjustment	(107)	(1,475)
10	12	Restructuring expenses	8	7
8	-	Loss on repurchase of notes	-	-
(60)	(60)	Pre-tax gain related to the modification of a healthcare plan in the U.S.	(30)	(30)
-	585	Goodwill impairment charge	-	585
-	255	Other assets impairment charges	-	255
-	282	Optimization charges on asset portfolio relating to vehicles sold under buy-back commitments	-	282
13	7	Other discrete items	13	-
(101)	(394)	Total	(116)	(376)

b) Adjustments impacting Income tax (expense) benefit
14	(65)	Tax effect of adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates	7	(71)
-	1	Other	(7)	1
14	(64)	Total	-	(70)

Refer to section “Notes” at page 3 for an explanation of the items referenced on this page and to page 12 onwards for the reconciliations	15

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Revenues by Segment under EU-IFRS
($ million)
Six Months ended June 30,					Three Months ended June 30,
2021	2020	% change	% change at c.c.		2021	2020	% change	% change at c.c.
7,018	4,780	46.8	43.5	Agriculture	3,979	2,537	56.8	51.1
1,464	842	73.9	70.7	Construction	808	420	92.4	86.3
6,029	3,759	60.4	51.2	Commercial and Specialty Vehicles	3,224	1,738	85.5	73.5
2,526	1,516	66.6	56.3	Powertrain	1,291	763	69.2	57.8
(1,484)	(757)	-	-	Eliminations and other	(794)	(310)	-	-
15,553	10,140	53.4	47.4	Total Industrial Activities	8,508	5,148	65.3	57.1
884	925	-4.4	-5.4	Financial Services	437	437	-	-3.1
(55)	(53)	-	-	Eliminations and other	(27)	(23)	-	-
16,382	11,012	48.8	43.2	Total	8,918	5,562	60.3	52.6

Adjusted EBIT of Industrial Activities(1) by Segment under EU-IFRS
($ million)
Six Months ended June 30,						Three Months ended June 30,
2021	2020	$ change	2021 adjusted EBIT margin	2020 adjusted EBIT margin		2021	2020	$ change	2021 adjusted EBIT margin	2020 adjusted EBIT margin
963	229	734	13.7%	4.8%	Agriculture	573	213	360	14.4%	8.4%
47	(169)	216	3.2%	(20.1)%	Construction	23	(86)	109	2.8%	(20.5)%
184	(242)	426	3.1%	(6.4)%	Commercial and Specialty Vehicles	113	(176)	289	3.5%	(10.1)%
179	41	138	7.1%	2.7%	Powertrain	71	28	43	5.5%	3.7%
(162)	(142)	-20	-	-	Unallocated items, eliminations and other	(89)	(73)	-16	-	-
1,211	(283)	1,494	7.8%	(2.8)%	Adjusted EBIT of Industrial Activities	691	(94)	785	8.1%	(1.8)%
(1) This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

Other key data under EU-IFRS
($ million)
	June 30, 2021	March 31, 2021	December 31, 2020
Total Assets	51,016	48,457	50,556
Total Equity	7,726	7,130	6,735
Equity attributable to CNH Industrial N.V.	7,620	7,029	6,651
Net Cash (Debt)	(16,327)	(16,220)	(16,874)
of which Net Cash (Debt) of Industrial Activities(1)	882	118	297
Net Income of Financial Services	197	98	288
	(1) This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

Net income (loss) reconciliation U.S. GAAP to EU-IFRS
($ million)
Six Months ended June 30,			Three Months ended June 30,
2021	2020		2021	2020
1,124	307	Net income (loss) in accordance with U.S. GAAP	699	361
		Adjustments to conform with EU-IFRS:
(9)	(131)	Development costs	11	(100)
(72)	(1,475)	Nikola investment fair value adjustment	(107)	(1,475)
(83)	(48)	Other adjustments(1)	(44)	(22)
19	53	Tax impact on adjustments and other income tax differences	7	41
(145)	(1,601)	Total adjustments	(133)	(1,556)
979	(1,294)	Profit (loss) in accordance with EU-IFRS	566	(1,195)
(1) This item also includes the different accounting impacts from the modification of a healthcare plan in the U.S.

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PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Total Equity reconciliation U.S. GAAP to EU-IFRS ($ million)

	June 30, 2021	December 31, 2020
Total Equity under U.S. GAAP	6,030	4,989
Adjustments to conform with EU-IFRS:
Development costs	2,133	2,193
Other adjustments	14	34
Tax impact on adjustments and other income tax differences	(451)	(481)
Total adjustments	1,696	1,746
Total Equity under EU-IFRS	7,726	6,735

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Six Months Ended June 30, 2021			Six Months Ended June 30, 2020
	Average	At June 30	At December 31, 2020	Average	At June 30
Euro	0.830	0.841	0.815	0.907	0.893
Pound sterling	0.720	0.722	0.733	0.794	0.815
Swiss franc	0.908	0.924	0.880	0.966	0.951
Polish zloty	3.764	3.804	3.716	4.003	3.979
Brazilian real	5.384	4.969	5.194	4.909	5.458
Canadian dollar	1.247	1.239	1.274	1.364	1.368
Turkish lira	7.900	8.685	7.427	6.487	6.855

CNH INDUSTRIAL N.V.

Condensed Consolidated Income Statement for the three and six months ended June 30, 2021 and 2020

(Unaudited, EU-IFRS)

	Three Months Ended June 30,		Six Months Ended June 30,

($ million)	2021	2020	2021	2020
Net revenues	8,918	5,562	16,382	11,012
Cost of sales	7,135	5,393	13,130	10,122
Selling, general and administrative costs	622	431	1,147	933
Research and development costs	321	307	608	555
Result from investments:	32	12	60	12
Share of the profit/(loss) of investees accounted for using the equity method	32	12	60	12
Gain/(loss) on the disposal of investments	(1)	-	(1)	-
Restructuring costs	10	7	12	12
Goodwill impairment loss	-	576	-	576
Other income/(expenses)	(61)	(61)	(97)	(107)
Financial income/(expenses)	(53)	(75)	(142)	(129)
PROFIT/(LOSS) BEFORE TAXES	747	(1,276)	1,305	(1,410)
Income tax (expense) benefit	(181)	81	(326)	116
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	566	(1,195)	979	(1,294)
PROFIT/(LOSS) FOR THE PERIOD	566	(1,195)	979	(1,294)

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent	556	(1,206)	952	(1,316)
Non-controlling interests	10	11	27	22

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	0.41	(0.89)	0.70	(0.97)
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	0.41	(0.89)	0.70	(0.97)

This Condensed Consolidated Income Statement should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2020 included in the EU Annual Report. This Condensed Consolidated Income Statement represents the consolidation of all CNH Industrial N.V. subsidiaries.

17

PRESS RELEASE

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Financial Position as of June 30, 2021 and December 31, 2020

(Unaudited, EU-IFRS)

($ million)	June 30, 2021	December 31, 2020
ASSETS
Intangible assets	4,767	4,832
Property, plant and equipment	5,136	5,414
Investments and other non-current financial assets:	1,075	1,021
Investments accounted for using the equity method	532	569
Equity investments measured at fair value through other comprehensive income	464	392
Other investments and non-current financial assets	79	60
Leased assets	1,910	1,978
Defined benefit plan assets	22	25
Deferred tax assets	1,042	1,061
Total Non-current assets	13,952	14,331
Inventories	7,465	6,000
Trade receivables	520	503
Receivables from financing activities	18,812	18,529
Current tax receivables	122	160
Other current receivables and financial assets	1,247	1,041
Prepaid expenses and other assets	169	189
Derivative assets	136	160
Cash and cash equivalents	8,584	9,629
Total Current assets	37,055	36,211
Assets held for sale	9	14
TOTAL ASSETS	51,016	50,556
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	7,620	6,651
Non-controlling interests	106	84
Total Equity	7,726	6,735
Provisions:	5,367	5,239
Employee benefits	1,795	1,864
Other provisions	3,572	3,375
Debt:	25,038	26,618
Asset-backed financing	11,013	11,923
Other debt	14,025	14,695
Derivative liabilities	171	139
Trade payables	7,100	6,355
Tax liabilities	293	186
Deferred tax liabilities	196	203
Other current liabilities	5,125	5,081
Total Liabilities	43,290	43,821
TOTAL EQUITY AND LIABILITIES	51,016	50,556

These Condensed Consolidated Statement of Financial Position should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2020 included in the EU Annual Report. This Condensed Consolidated Statement of Financial Position represents the consolidation of all CNH Industrial N.V. subsidiaries.

18

PRESS RELEASE

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2021 and 2020

(Unaudited, EU-IFRS)

	Six Months Ended June 30,
($ million)	2021	2020
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	9,629	5,773
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) for the period	979	(1,294)
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)	596	581
Goodwill impairment loss	-	576
Other non-cash items	(19)	383
Loss on repurchase of notes	8	-
Dividends received	81	31
Change in provisions	218	(100)
Change in deferred income taxes	(14)	(219)
Change in items due to buy-back commitments(1)	12	89
Change in operating lease items(2)	88	44
Change in working capital	(528)	(814)
TOTAL	1,421	(723)
C) CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)	(412)	(288)
Consolidated subsidiaries and other equity investments	(18)	(145)
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)	13	5
Net change in receivables from financing activities	(386)	1,034
Change in other current financial assets	(78)	-
Other changes	137	128
TOTAL	(744)	734
D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in debt and derivative assets/liabilities	(1,366)	272
Dividends paid	(183)	(3)
Purchase of ownership interests in subsidiaries	-	(9)
TOTAL	(1,549)	260
Translation exchange differences	(173)	(176)
E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(1,045)	95
F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	8,584	5,868

Notes:

(1)

Cash generated from the sale of vehicles under buy-back commitments is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses.

(2)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

These Condensed Consolidated Statement of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2020 included in the EU Annual Report. This Condensed Consolidated Statement of Cash Flows represents the consolidation of all CNH Industrial N.V. subsidiaries.

19